UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-39034

BELLUS HEALTH INC.

(Name of registrant)

275 Armand-Frappier Blvd.

Laval, Québec

H7V 4A7

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

On December 13, 2021, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (SEDAR) a material change report, a copy of which is attached hereto as Exhibit 99.2, and which is incorporated by reference to the Company’s Registration Statement on Form F-10 (File No. 333-251329), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

Date: December 13, 2021	By:	/s/ Ramzi Benamar
Name: Ramzi Benamar Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	News Release dated December 13, 2021. BELLUS Health Announces the Launch of a Public Offering of Common Shares in Canada and the United States.
99.2	Material Change Report dated December 13, 2021